Mail Stop 6010   November 20, 2008

Mr. Mark I. Gittleman
Chief Financial Officer and Secretary
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647

Re: Elite Pharmaceuticals, Inc.
Revised preliminary proxy statement filed November 20, 2008
File No. 1-10581

Dear Mr. Gittleman:

        We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                                                Sincerely,

                                                                Jeffrey Riedler
                                                                Assistant Director

cc: Scott H. Rosenblatt, Esquire
    Reitler Brown & Rosenblatt LLC
    800 Third Avenue, 21st Floor
    New York, New York 10022-7604